UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Horizon Pharma plc

(Name of Issuer)

Ordinary shares, nominal value $0.0001 per share

(Title of Class of Securities)

G4617B 105

(CUSIP Number)

Vidara Therapeutics Holdings LLC

c/o DFW Capital Partners

300 Frank W. Burr Boulevard

Glenpointe Centre East, Suite 5

Teaneck, New Jersey 07666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Reb D. Wheeler, Esq.

John P. Berkery

Mayer Brown LLP

1675 Broadway

New York, New York 10019

(212) 506-2414

September 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. G4617B 105

1.	Name of Reporting Person Vidara Therapeutics Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 31,350,000(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 31,350,000(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,350,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 29.5%
14.	Type of Reporting Person (See Instructions): OO

(1)	On September 19, 2014, the Issuer (formerly known as Vidara Therapeutics International Public Limited Company) and Horizon Pharma Inc. (“HPI”) consummated the merger contemplated by the transaction agreement and plan of merger that the Issuer entered into with HPI and certain other parties on March 18, 2014, as amended, or the merger agreement. In connection with the merger, the Issuer was re-named Horizon Pharma plc and became the parent company of HPI, with HPI becoming the wholly-owned subsidiary of the Issuer. In the merger, all outstanding shares of HPI’s common stock were canceled and converted into the right to receive, on a one-for-one basis, Ordinary Shares of the Issuer. Immediately after giving effect to the issuance of Ordinary Shares of the Issuer to the former HPI stockholders in the merger, approximately 106,130,396 of the Issuer’s Ordinary Shares were outstanding, of which approximately 70.5% were held by the former HPI stockholders. The remaining 31,350,000 Ordinary Shares, or 29.5% of the Issuer’s Ordinary Shares outstanding immediately after giving effect to the merger, were held by Vidara Therapeutics Holdings LLC, the Reporting Person, which was the sole shareholder of the Issuer prior to the merger since January 2012.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to ordinary shares, nominal value $0.0001 per share (the “Ordinary Shares”) of Horizon Pharma plc, a public limited company formed under the laws of Ireland (the “Issuer”). The Issuer has its principal executive offices at Adelaide Chambers, Peter Street, Dublin 8, Ireland.

Item 2. Identity and Background

(a)-(c): This Schedule 13D is being filed by Vidara Therapeutics Holdings LLC, a Delaware limited liability company (“Vidara Holdings” or the “Reporting Person”). Vidara Holdings’ principal business is the ownership of the Issuer’s stock, and Vidara Holdings does not engage in any business not related to its ownership of the Issuer stock. The principal office of Vidara Holdings is located at c/o DFW Capital Partners is 300 Frank W. Burr Boulevard, Glenpointe Centre East, Suite 5, Teaneck, New Jersey 07666.

The name and principal occupation or employment of the managers of Vidara Holdings as of the date hereof are as set forth below.

Name	Principal Occupation or Employment
Managers of Vidara Holdings

Balaji Venkataraman	Managing member of Altiva Capital, LLC

Virinder Nohria	Director of the Issuer

Keith Pennell	Managing Partner at DFW Capital Partners

Donald DeMuth	Partner at DFW Capital Partners

The managers of the Reporting Person, a Delaware limited liability company, are Mr. Balaji Venkataraman, Dr. Virinder Nohria, Mr. Keith Pennell and Mr. Donald DeMuth, each of whom disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein. Through trusts and other entities, Mr. Venkataraman indirectly beneficially owns 57.6% of the outstanding voting membership interests, and 52.9% of the economic interests of the Reporting Person. If the Reporting Person were to distribute all of the ordinary shares of Horizon Pharma plc pro rata to its members, Mr. Venkataraman will indirectly beneficially own 16,586,317 ordinary shares of Horizon Pharma plc (or 15.6% of the total ordinary shares of Horizon Pharma plc outstanding as of September 19, 2014). Mr. Venkataraman, Mr. Pennell and Mr. DeMuth are U.S. citizens. Dr. Nohria is a citizen of the United Kingdom. The principal office of the Reporting Person is located at c/o DFW Capital Partners is 300 Frank W. Burr Boulevard, Glenpointe Centre East, Suite 5, Teaneck, New Jersey 07666.

DFW Capital Partners III, L.P. (“DFW III”), a Delaware limited partnership, and DFW-Vidara, LLC (“DFW-Vidara”), a Delaware limited liability company, each an affiliate of DFW Capital Partners, together are the record holders of an aggregate of approximately 25.4% of the outstanding voting membership interests, and 14.6% of the economic interests of, the Reporting Person. The principal business of DFW III is that of a private investment partnership. The general partner of DFW III is DFW III, LLC (“DFW III GP”), a Delaware limited liability company. The principal business of DFW III GP is that of acting as the general partner of DFW III. The principal business of DFW-Vidara is that of a private investment company. The managing member of DFW-Vidara is Jersey Ventures, LLC, or Jersey Ventures, a Delaware limited liability company. The principal business of Jersey Ventures is serving as the managing member of DFW-Vidara and one or more other entities affiliated with DFW Capital Partners. The managers of DFW III GP, Jersey Ventures and DFW Capital Partners are Donald F. DeMuth, Keith W. Pennell and Brett L. Prager, each of whom is a citizen of the United States and each of whom disclaims beneficial ownership of the ordinary shares except to the extent of any pecuniary interest therein. The principal office of DFW III, DFW-Vidara, DFW III GP, Jersey Ventures and DFW Capital Partners is 300 Frank W. Burr Boulevard, Glenpointe Centre East, Suite 5, Teaneck, New Jersey 07666. If the Reporting Person were to distribute all of the ordinary shares of Horizon Pharma plc pro rata to its members, DFW III and DFW Vidara together will directly beneficially own, and DFW Capital Partners indirectly will beneficially own, 4,590,230 ordinary shares of Horizon Pharma plc (or 4.3% of the total ordinary shares of Horizon Pharma plc outstanding as of September 19, 2014).

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the managers identified above (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f): Balaji Venkataraman, Keith Pennell and Donald DeMuth are U.S. citizens. Virinder Nohria is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, prior to the merger, the Reporting Person was the sole shareholder of the Issuer since January 2012. The Ordinary Shares to which this Schedule 13D relates were originally acquired by the Reporting Person from the founders of the Issuer when they contributed their ownership interests in the Issuer (which they formed in December 2011) in exchange for membership interests in the Reporting Person. The Reporting Person subsequently raised $30 million in private equity financing in June 2012, $27 million of which was transferred to the Issuer in the form of an equity contribution and intercompany loans. The Ordinary Shares to which this Schedule 13D relates were subject to a stock split and reclassification that was effected in connection with a corporate reorganization that was undertaken prior to the merger in order to reflect the economics of the merger.

Item 4. Purpose of Transaction

On September 19, 2014, the Issuer (formerly known as Vidara Therapeutics International Public Limited Company) and Horizon Pharma Inc. (“HPI”) consummated the merger contemplated by the transaction agreement and plan of merger that the Issuer entered into with HPI and certain other parties on March 18, 2014, as amended, or the merger agreement. In connection with the merger, the Issuer was re-named Horizon Pharma plc and became the parent company of HPI, with HPI becoming the wholly-owned subsidiary of the Issuer. In the merger, all outstanding shares of HPI’s common stock were canceled and converted into the right to receive, on a one-for-one basis, Ordinary Shares of the Issuer. Immediately after giving effect to the issuance of Ordinary Shares of the Issuer to the former HPI stockholders in the merger, approximately 106,130,396 of the Issuer’s Ordinary Shares were outstanding, of which approximately 70.5% were held by the former HPI stockholders. The remaining 31,350,000 Ordinary Shares, or 29.5% of the Issuer’s Ordinary Shares outstanding immediately after giving effect to the merger, were held by the Reporting Person, which was the sole shareholder of the Issuer prior to the merger since January 2012.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Person’s current beneficial ownership in the Issuer and the Ordinary Shares arising from such ownership is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on an aggregate total of 106,130,396 issued and outstanding as of September 19, 2014.

The number of outstanding Ordinary Shares of Issuer that may be deemed to be beneficially owned by the Reporting Person with respect to which there is (i) sole voting power is 31,350,000, (ii) shared voting power is 0, (iii) sole dispositive power is 31,350,000, and (iv) shared dispositive power is 0.

(c) The Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days except as described in Item 3 above.

(d) To the knowledge of the Reporting Person, except as described in Item 2 above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 2, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as September 19, 2014

Vidara Therapeutics Holdings LLC

By:	/s/ Virinder Nohria
Name: Virinder Nohria
Title: Manager